UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 61344A /January 13, 2010

ACCOUNTING AND AUDITING ENFORCEMENT
Release No. 3103A/January 13, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13707

_____

In the Matter of	:	
	:	CORRECTED ORDER MAKING
	:	FINDINGS AND REVOKING
APPLIED WELLNESS CORPORATION	:	REGISTRATION BY DEFAULT
	:	
	:	

_____

The Securities and Exchange Commission (Commission) initiated this proceeding on December 10, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent Applied Wellness Corporation (Applied Wellness), is a corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act, which has repeatedly failed to file required periodic reports.

The Division of Enforcement has provided evidence that Applied Wellness was served with the OIP in a manner that complies with 17 C.F.R. § 141(a)(2)(ii) by December 18, 2009. Applied Wellness' Answer was due twenty days from the date of service and no Answer has been received. See 17 C.F.R. § 201.220(b); OIP at 2. Applied Wellness was put on notice, by Order dated January 5, 2010, that failure to file an Answer could result in default. Thus, Applied Wellness has failed to answer or otherwise defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Applied Wellness is in default, and the following allegations in the OIP are deemed to be true. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 2-3.

Applied Wellness, CIK No. 0001134011, is a Nevada corporation located in San Diego, California. Pursuant to its Form 10-KSB filed on April 15, 2008, it purported to distribute "devices for non-invasive therapeutic applications based on the latest advances in the field of ionic therapies" through its subsidiary, Energy Balance Resources, Inc. The common stock of Applied Wellness has been registered with the Commission under Exchange Act Section 12(g) since April 8, 2001. Applied Wellness common stock (symbol AWLL)[1] is quoted on the Pink

_____

[1] The OIP lists the common stock symbol of Applied Wellness as AAWL. However, Applied Wellness' common stock symbol is AWLL. All other references to Applied Wellness set forth

Sheets, operated by Pink OTC Markets Inc., and is eligible for the "piggyback" exception of Rule 15c2-11 of the Exchange Act.

While its common stock was registered with the Commission, Applied Wellness failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-15 thereunder in that it failed to make disclosures in its Form 10-KSB for the fiscal year ended December 31, 2007, filed with the Commission on April 15, 2008, concerning its internal control over financial reporting and disclosure controls and procedures, as required by Items 307 and 308T of Regulation S-B.

While its common stock was registered with the Commission, Applied Wellness failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder in that it has failed to file periodic or quarterly reports on Form 10-Q since its fiscal quarter ended March 31, 2008, and failed to file an annual report on Form 10-K for fiscal year ended December 31, 2008.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires issuers to file quarterly reports. Exchange Act Rule 13a-15 requires issuers, with limited exceptions, to maintain disclosure controls and procedures, and, if such an issuer either had been required to file an annual report pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year, internal control over financial reporting.

As a result of the conduct described above, Applied Wellness has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-13, and 13a-15 thereunder. Considering its delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Applied Wellness.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Applied Wellness Corporation, is revoked.

_____
Robert G. Mahony
Administrative Law Judge

---

in the OIP are correct, including its CIK number, 0001134011, which uniquely identifies Applied Wellness within the Commission's EDGAR database.